[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 13, 2012

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	Chicago Bridge & Iron Company N.V.

Registration Statement on Form S-4

Filed September 17, 2012

File No. 333-183950

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-12815

Dear Mr. Ingram:

On behalf of Chicago Bridge & Iron Company N.V. (“CB&I”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated November 8, 2012, with respect to the filings referenced above. We have included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, CB&I, The Shaw Group, Inc. (“Shaw”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) regarding the Staff’s comments relating to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, CB&I is filing Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes to Amendment No. 1 to the Registration Statement that was filed on October 25, 2012. All page references in the responses set forth below are to the pages of Amendment No. 2 that has been marked by the financial printers. All capitalized terms not herein defined have the meanings ascribed to them in Amendment No. 2.

General

1.

We note your response to comment five of our letter dated October 15, 2012. We continue to believe that because a current member of the Shaw Board of Directors will serve as a director of the combined company, the disclosure

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

required by Item 18(a)(7) of Form S-4, including the information required by Item 402 of Regulation S-K, is required for that individual. Please revise accordingly.

Response: In response to the Staff’s comment, the required information has been added to the Registration Statement at pages 112 through 118.

The Transaction, page 56

Background of the Transaction, page 56

2.	We note your revisions in response to comment 17 of our letter dated October 15, 2012. Please further revise your disclosure to discuss the “strong strategic reasons” for a combination of CB&I and Shaw in 2010, as noted on page 57.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 57 has been revised.

3.	Please further revise your disclosure to describe any pre-existing relationship between CB&I and Shaw, including a discussion of any business conducted between the two companies.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 59 has been revised.

4.	Please further revise your disclosure to explain why Shaw determined to sell its ownership interest in Westinghouse and divest the E&C business in September and October 2011, including whether it was in anticipation of an acquisition or other similar transaction.

Response: In response to the Staff’s comment, the disclosure on pages 57 through 58 of the Registration Statement has been revised.

5.	We note your revised disclosure in this section in response to certain comments in our letter dated October 15, 2012. While your revised disclosure lists certain issues considered by the boards, you have not explained specifically what was considered and why each of these issues is significant. We note the following examples:

•

Your revised disclosure on page 61 lists a number of issues discussed at the July 9, 2012 meeting of the Shaw Board, such as contracts with the U.S. federal government, CB&I’s status as a foreign person, and the interrelationship between CFIUS’ review process and the review of government

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

agencies, but it is not clear what is significant about these issues and the importance of these issues to Shaw or the transaction in general.

•	Your revised disclosure on page 62 includes a similar list, including a reference to Shaw’s nuclear contracts, but the significance of the nuclear contracts is not discussed.

•	Your revised disclosure references discussions of material terms of the Transaction Agreement, such as the non-solicitation provision, but the disclosure does not say what was discussed about each of these material terms and the position taken with respect to such positions.

These are just examples. Please revise your disclosure throughout this section accordingly.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 60, 62, and 73 has been revised.

6.	Please further revise your disclosure to explain the potential joint bid by CB&I and Company A, including when the companies first discussed the joint bid, which company made the initial contact, and the reasons for initiating discussions at that time.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 has been revised.

7.	We note your revised disclosure in response to comment 22 of our letter dated October 15, 2012, including that “it was unlikely that another party would propose a business combination on terms more attractive than CB&I had proposed.” Please explain the Shaw Board’s basis for this conclusion, including whether the Board considered a transaction with any other companies in the industry. Please also revise your disclosure to explain the specific “market and execution risks” related to Shaw’s continuation as a standalone company, and provide similar disclosure in your related discussion on page 78. Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction.

Response: In response to the Staff’s comment, the disclosure on pages 57, 62 through 63 and 80 of the Registration Statement has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

Opinion of Financial Advisor to CB&I, page 70

Opinion of BofA Merrill Lynch, page 70

Selected Publicly Traded Companies Analysis, page 73

Selected Precedent Transactions Analysis, page 74

8.	As requested in comment 35 of our letter dated October 15, 2012, please disclose the underlying data used in both the selected public traded companies analysis and selected precedent transactions analysis.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 75 and 76 has been revised.

Interests of Directors and Executive Officers of Shaw in the Transaction, page 94

9.	We note that you are reporting information assuming that the consummation of the transaction occurs on November 1, 2012, but that your disclosure does not reflect any changes to compensation that may occur after October 22, 2012 and you are reporting nonqualified deferred compensation plan information as of October 19, 2012. Please update the date at which you are reporting compensation information to reflect any recent changes to compensation. In addition, we note that Shaw expects to make new long-term incentive awards to its non-employee directors prior to the closing of the transaction. Please update your related disclosure to reflect any such award made prior to the effectiveness of the Form S-4.

Response: In response to the Staff’s comment, the disclosures set forth in the section of the Registration Statement entitled “Interests of Directors and Executive Officers of Shaw in the Transaction” have been revised.

The Transaction Agreement, page 113

10.	We note your revision in response to comment 47 of our letter dated October 15, 2012. The revised language, however, is unclear and suggests that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws. Please revise accordingly.

Response: In response to the Staff’s comment, the disclaimer addressed in comment 47 of the letter dated October 15, 2012 has been deleted.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

Unaudited Pro Forma Condensed Combined Financial Statements, page 147

11.	Please revise the pro forma income statements to change the line item “net income” to clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 158 and 159 has been revised.

2. Financing Considerations, page 155

12.	We have read your response and revision related to comment 50 in our letter dated October 15, 2012. From the disclosure included in the first paragraph under this section, it is not clear what the amounts available on CB&I’s existing credit facilities are and the amounts that are or will be available for borrowing during and after the planned financing. Please advise or revise to clearly state this information. We note the quantification you have made in your September 30, 2012 Form 10-Q on pages 27-28.

Response: In response to the Staff’s comment, the disclosures in the Registration Statement on pages 95 to 97 and 164 to 165 have been revised.

Signatures

13.	We note your response to comment 62 of our letter dated October 15, 2012. It continues to appear that the officers and directors have not signed the registration statement. In particular, we do not see the language that “Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.” See Signatures of Form S-4. Please revise accordingly.

Response: In response to the Staff’s comment, the Signatures have been revised.

Exhibits

Legal Opinion

14.	We note the assumption in clause (x) of the fourth paragraph stating that neither the Supervisory Board Resolution nor the Management Board Resolution has been revoked, rescinded, nullified, declared null and void or amended or modified in any respect material to the rendering of the opinion. We note that counsel should be able to confirm whether any such changes have occurred and therefore the assumption does not appear to be necessary. Please have counsel delete this assumption.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

Response: In response to the Staff’s comment, this assumption has been deleted.

15.	We note the assumptions in clauses (xiv) and (xvii) of paragraph four. Please explain the purpose of such assumptions, including why they are necessary for counsel to render the opinion. Alternatively, please have counsel delete such assumptions.

Response: In response to the Staff’s comment, these assumptions have been deleted.

Chicago Bridge & Iron Company N.V. Form 10-Q for the period ended September 30, 2012

11. Shaw Transaction, page 20

16.	We note your discussion of the pending shareholder litigation on page 21. Please revise future filings as applicable to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, as required by ASC 450-20-50, as well as additional disclosure consistent with that included in the Form S-4. Consider providing this disclosure or a reference to it in Note 8, Commitments and Contingencies.

Response: CB&I respectfully advises the Staff that as of the date hereof, the plaintiffs in the shareholder lawsuits described in the 10-Q have not formally specified an amount of alleged damages. As a result, CB&I is unable to reasonably estimate the possible loss or range of losses, if any, arising from the lawsuits. CB&I further advises the Staff that, in future filings, when applicable, it will disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Liquidity and Capital Resources, page 27

17.	We have read your response and revision related to comment 63 in our letter dated October 15, 2012. Please provide a clearer description of the specific factors underlying the increase in accounts receivable. Clarify why you expect cost-reimbursable projects to have higher billed and unbilled receivables. Specifically address whether there were any material changes in accounts receivable aging, contractual payment/billing terms, customer disagreements, or any other known factors that materially impact these balances. Provide us with example disclosure and tell us how much of the outstanding accounts receivable and costs and estimated earnings in excess of billings balances as of the balance sheet date have subsequently been collected and billed, respectively. Refer to Item 303(a)(1) of Regulation S-K.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

Response: In response to the Staff’s comment, our example of additional disclosure to be provided in future filings, when appropriate, is as follows:

Operating Activities—During the first nine months of 2012, net cash provided by operating activities was $138.2 million, as cash generated from earnings, and dividends received from our equity investments, were offset by an overall increase in working capital. The increase in working capital resulted from an increase in accounts receivable of $211.4 million and a net increase in contracts in progress of $133.9 million, partly offset by an increase in accounts payable of $106.0 million. These balances fluctuate based on changes in revenue volume, which increased approximately 15% from the comparable 2011 quarter, and the changing mix of cost-reimbursable versus fixed-price backlog and revenue. Fixed-price projects generally enable us to bill and collect amounts in advance of performing work and recognizing revenue, resulting in billings in excess of costs and estimated earnings. Cost-reimbursable projects generally have more limited opportunities for billings in advance of performing work, resulting in costs and estimated earnings in excess of billings. Further, once cost-reimbursable billings are made, our customers often have the contractual right to review and verify supporting billing documentation prior to paying billing amounts, which results in a longer time frame between billings and payments relative to our fixed-price projects. These factors result in cost-reimbursable projects generally having a greater working capital requirement than fixed-price projects. Our working capital is also impacted by the timing of receivable collections and accounts payable payments for our large projects. The increases in accounts receivable and net contracts in progress noted above were primarily due to an increase in revenue and a greater percentage of revenue being derived from our large cost-reimbursable projects.

We supplementally advise the Staff that the increase in accounts receivable and net contracts in progress noted above were not indicative of material changes in the aging of our accounts receivable, changes in our contractual payment or billing terms or disagreements with our customers. During the month of October 2012, we had additional billings of approximately $401.0 million and collections of approximately $477.0 million on our projects. Further, in October 2012 we did not have a material change in our net contracts in progress balance, which we evaluate on a net basis because our contracts in progress will fluctuate between an asset (cost and estimated earnings in excess of billings) and liability (billings in excess of costs and estimated earnings) position, depending upon the relationship between project progress and billings on each individual project.

*    *    *    *    *    *

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

November 13, 2012

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1218 or David E. Shapiro at (212) 403-1314.

Very truly yours,

/s/ Daniel A. Neff
Daniel A. Neff

Enclosures

cc:	Jenn Do
Terence O’Brien
Erin Jaskot
Securities and Exchange Commission

Philip K. Asherman
Richard E. Chandler, Jr.
Chicago Bridge & Iron Company N.V.

John Donofrio
The Shaw Group Inc.

Keith Fullenweider
Vinson & Elkins LLP

David E. Shapiro
Wachtell, Lipton, Rosen & Katz